AB 3/26



07004925

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44911

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HFC Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ephram Pollack, President (917)514-8292
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name – *if individual, state last, first, middle name*)

67 Wall Street, 22nd Floor (Address) New York (City) New York (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Amundsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HFC Capital Corp., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

DIANE E. POLLACK
Notary Public, State of New York
No. 02PO6144880
Qualified In Queens County
Commission Expires May 1, 20 10



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

HFC Capital Corp.

Index to Financial Statements

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Shareholder of
HFC Capital Corp:

I have audited the accompanying statement of financial condition of HFC Capital Corp. as of December 31, 2006, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HFC Capital Corp. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
February 21, 2007

HFC CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

Assets	
Cash	$ 25,503
Receivable from broker/dealer	302
Current Assets	25,805
Total Assets	25,805
Liabilities and Shareholder's Equity	
Accrued expenses	2,330
Total Liabilities	2,330
Shareholder's equity	
Common stock, no par value, authorized 1,500 shares, issued and outstanding 250 shares	-
Additional paid in capital	936,277
Accumulated deficit	(912,802)
Total Shareholder's Equity	23,475
Total Liabilities and Shareholder's Equity	$ 25,805

See accompanying notes to financial statements.

HFC CAPITAL CORP
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 495
Interest Income	619
Gain on Investments	29,705
Total Revenues	30,819
Expenses:	
General Administration	14,229
Market Data	9,230
Office and Computer Supplies	4,870
Regulatory Fees	713
Bank and Insurance Fees	963
General administration	30,005
Total Expenses	30,005
Net Income before Taxes	814
Provision for taxes	400
Net Income	$ 414

See accompanying notes to financial statements.

HFC CAPITAL CORP
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Shareholder's equity January 1, 2006	$ 74,061	$ -	$ 987,277	$ (913,216)
Capital contribution	10,000	-	10,000	
Dividends paid	(61,000)		(61,000)	
Net income	414	-	-	414
Shareholder's equity December 31, 2006	$ 23,475	$ -	$ 936,277	$ (912,802)

See accompanying notes to financial statements.

HFC CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash Flows From Operating Activities:	
Net income	$ 414
Adjustments to reconcile net income to cash used in operating activities:	
Decrease in receivables	9,911
Decrease in marketable securities	42,600
(Decrease) in accrued liabilities	(2,235)
Net cash used in operating activities	50,690
Cash Flows From Financing Activities:	
Dividend paid	(61,000)
Capital contribution	10,000
Decrease in Cash	(310)
Cash, beginning of year	25,813
Cash, end of year	$ 25,503

See accompanying notes to financial statements.

HFC Capital Corp

Notes to Financial Statements

For the Year Ended December 31, 2006

1. Significant Accounting Policies

HFC Capital Corp, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. The Company is principally engaged in a commission business, introducing all customers to its broker dealer pursuant to a fully disclosed clearing agreement. No brokerage business is conducted with the general public or with any other class of investor.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions in securities and commission revenues and expenses from customer transactions are recorded on a trade-date basis.

The Company is recognized as an S-Corporation for Federal and State corporate tax purposes, and as such, the shareholder is individually liable for Federal and State income tax payments. The Company is subject to a New York State surcharge tax and a New York City corporate tax.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Stockholders' Equity

The Company is authorized to issue 1,500 shares of no par voting common stock. The Company has issued, and are outstanding 250 shares of common.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company was in compliance with these regulations.

4. Related Party Transactions

All of the revenue of the Company is derived from transactions with the sole shareholder of the Company.

HFC CAPITAL CORP.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

HFC CAPITAL CORP

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2006

Schedule 1

Total Assets	$ 25,805
Less Liabilities	(2,330)
Total Shareholders' Equity	23,475
Less: Unallowable Assets	(302)
Net Capital before Haircuts	23,173
Less: haircut for money market	(260)
Net Capital	22,913
Minimum Net Capital required	(5,000)
Excess net capital	17,913
Aggregate indebtedness	2,330
Net Capital	$ 22,913
Ratio AI to NC	10%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on HFC Capital Corp's FOCUS report - Part IIA as of December 31, 2006.

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
HFC Capital Corp

In planning and performing my audit of the financial statements of HFC Capital Corp, (the Company), for the year ended December 31, 2006, I considered its internal control, including its anti-money laundrying measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
February 21, 2007

END